SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

NexPoint Diversified Real Estate Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Stephanie Vitiello, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 65340G106	13D/A	Page 1 of 6

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,224,870.9878
	8	SHARED VOTING POWER 3,097,916.6796
	9	SOLE DISPOSITIVE POWER 4,224,870.9878
	10	SHARED DISPOSITIVE POWER 3,097,916.6796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,322,787.6674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON (see instruction) HC, IN
* Based on 38,389,599.99 outstanding shares as of December 31, 2023.

CUSIP No. 65340G106	13D/A	Page 2 of 6

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,509.8617
	8	SHARED VOTING POWER 102,948
	9	SOLE DISPOSITIVE POWER 25,509.8617
	10	SHARED DISPOSITIVE POWER 102,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,457.8617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (see instruction) IN
* Based on 38,389,599.99 outstanding shares as of December 31, 2023.

SCHEDULE 13D/A

This Amendment No. 28 (this “Amendment”) is being filed on behalf of James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015, as subsequently amended on September 1, 2015, as subsequently amended on October 16, 2015, as subsequently amended on January 22, 2016, as subsequently amended on April 22, 2016, as subsequently amended on August 25, 2016, as subsequently amended on October 25, 2016, as subsequently amended on February 22, 2017, as subsequently amended on June 23, 2017, as subsequently amended on May 8, 2018, as subsequently amended on June 13, 2018, as subsequently amended on October 25, 2018, as subsequently amended on June 19, 2019, as subsequently amended on January 17, 2020, as subsequently amended on April 6, 2020, as subsequently amended on March 3, 2021, as subsequently amended on October 25, 2021, as subsequently amended on December 15, 2021, as subsequently amended on February 2, 2022, as subsequently amended on April 8, 2022 and as subsequently amended on August 16, 2022 relating to the Common Stock (the “Common Stock”) of NexPoint Diversified Real Estate Trust (f/k/a NexPoint Strategic Opportunities Fund), a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Since the filing of Amendment No. 27 to this Schedule 13D, the Reporting Persons have, directly and indirectly, acquired shares of Common Stock through the Issuer’s Dividend Reinvestment Plan (the “DRIP”) and as a result of Common Stock dividend payments from the Issuer on the Common Stock.

In addition, under the terms of the Advisory Agreement, dated July 1, 2022, by and between the Issuer and NexPoint Real Estate Advisers X, L.P. (the “Adviser”), as amended by that First Amendment to Advisory Agreement dated October 25, 2022, and as amended by that Second Amendment to Advisory Agreement, dated April 11, 2023 (the “Advisory Agreement”), the Adviser may elect to receive payment for a portion of its monthly fees under the Advisory Agreement in Common Stock. Since the filing of Amendment No. 27 to this Schedule 13D, the Reporting Persons have, indirectly through the Adviser, acquired shares of Common Stock as monthly fees under the Advisory Agreement.

Item 5.	Interest in Securities of the Issuer

(a) As of January 12, 2024, (i) James D. Dondero may be deemed to beneficially own 7,322,787.6674 shares of Common Stock, which represents approximately 19.1% of the outstanding Common Stock; and (ii) Nancy Marie Dondero, held in a joint account and in her capacity of trustee of a trust, may be deemed to beneficially own 128,457.8617 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 102,948 shares of Common Stock owned by the trust.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero[1]	4,224,870.9878	3,097,916.6796	4,224,870.9878	3,097,916.6796
Nancy Marie Dondero[2]	25,509.8617	102,948	25,509.8617	102,948

1

Includes shares held by Mr. Dondero directly and indirectly through certain managed accounts ultimately advised by Mr. Dondero, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

2

Includes shares held by Ms. Dondero directly, in a joint account, and indirectly through a trust that Ms. Dondero may be deemed to beneficially own as the trustee of the trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.

(c) There have been no transactions in the Common Stock during the past sixty (60) days by the Reporting Persons other than shares of Common Stock acquired under the DRIP, Common Stock dividend payments from the Issuer on the Common Stock and shares of Common Stock issued as monthly fees under the Advisory Agreement. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) In October 2023, the trust referred to in Item 5(a) distributed an aggregate of 3,983,261 shares of Common Stock to Mr. Dondero as sole beneficiary of the trust. As a result of the distribution, Ms. Dondero ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2024

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero